Announcement to the Market Tier 2 Subordinated Financial Bills Itaú Unibanco Holding S.A. (“Company”) announces to the market that it has issued Tier 2 Subordinated Financial Bills (“Financial Bills”) in the total amount of R$3.3 billion, in negotiations with professional investors. The Financial Bills have maturity in 2036, with repurchase option from 2031 subject to prior authorization from the Central Bank of Brazil. In accordance with Resolutions No. 122 and No. 5.007 of the Central Bank of Brazil, the Financial Bills will compose the Tier 2 Capital of the Company’s Referential Equity with an estimated impact of 22 basis points1 on its Tier 2 capital ratio. São Paulo (SP), March 26, 2026. Gustavo Lopes Rodrigues Investor Relations Officer 1 Calculated on the capital base of December 31, 2025.